SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30206 ; 812-13988-01]

Neuberger Berman Alternative Funds, et al.; Notice of Application

Date: September 18, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act
of 1940, as amended ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under
the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and
materially amend subadvisory agreements without shareholder approval and would grant relief
from certain disclosure requirements.

Applicants: Neuberger Berman Alternative Funds (the "Trust"), Neuberger Berman
Management LLC ("NB Management") and NB Alternative Investment Management LLC
("NBAIM").

Filing Dates: The application was filed on December 8, 2011, and amended on January 19,
2012, April 9, 2012, and August 16, 2012. Applicants have agreed to file an amendment during
the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on October 12, 2012, and
should be accompanied by proof of service on the applicants, in the form of an affidavit or, for
lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Trust and NB Management, 605 Third Avenue, 2nd

Floor, New York, 10158-0180; NBAIM, 605 Third Avenue, 22nd Floor, New York, New York

10158-0180.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or

Daniele Marchesani Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust organized as a series investment company, is

registered under the Act as an open-end management investment company.[1]   NB Management

is, and any Manager will be, registered as an investment adviser under the Investment Advisers

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[1] Applicants request relief with respect to existing and future registered open-end management investment company or series thereof that: (a) is advised by NB Management or NBAIM, or any entity controlling, controlled by or under common control with NB Management or NBAIM or their respective successors (NB Management, NB Management's successor, and any such affiliated entity that may in the future act in the same role as NB Management, each a "Manager"; NBAIM, NBAIM's successor, and any such affiliated entity that may in the future act in the same role as NBAIM, each an "Adviser"); (b) uses the multi-manager structure described in the application (the "Manager of Managers Structure") and (c) complies with the terms and conditions of the application (each, a "Fund and collectively, the "Funds"). For the purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. All entities that currently intend to rely on the requested relief are named as applicants.   If the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of the Manager or Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-Adviser.

Act of 1940 ("Advisers Act"). A Manager will serve as the investment adviser to each Fund pursuant to an investment advisory agreement (the "Management Agreement") approved by the board of trustees of the Trust ("Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Adviser or the Manager ("Independent Trustees") and by the initial shareholder of the Fund. Like NB Management, NBAIM is a wholly-owned indirect subsidiary of Neuberger Berman Group and is registered as an investment adviser under the Advisers Act.[3]

2.   Under the terms of each Management Agreement, the Manager, subject to the oversight of the Board, will be responsible for the overall management of the assets of each Fund. For the investment management services that it provides to the Fund, the Manager will receive the fee specified in the Management Agreement from such Fund based on the Fund's average daily net assets.

3.   The Manager may delegate certain portfolio management responsibilities for one or more Funds to the Adviser pursuant to an investment advisory agreement (the "Investment Advisory Agreement") between the Manager and the Adviser. The ultimate responsibility to provide continuous investment management of the assets of each Fund rests with the Manager, and the Manager has the authority to terminate the Adviser at any time. For the services it will provide to a Fund, the Adviser will receive a fee specified in the Investment Advisory Agreement based on the Fund's average daily net assets, which fee will be paid by the Manager out of the fee paid to the Manager. Any Adviser of a Fund will be controlled or under common control with the Manager of the Fund.

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[2] The term "Board" also includes the board of trustees or directors of a future Fund.

[3] Any Adviser will be registered as an investment adviser under the Advisers Act.

4.   The Management Agreement also permits the Manager to retain one or more Sub-Advisers for the purpose of managing the investment of all or a portion of the assets of a Fund.[4] Each Sub-Adviser will be registered as an investment adviser under the Advisers Act. The Manager will evaluate and allocate assets to and oversee the Sub-Advisers, and make recommendations to the Board about their hiring, termination and replacement, at all times subject to the authority of the Board. The Manager will compensate each Sub-Adviser out of the fee paid to the Manager under the Management Agreement. For Funds where the Adviser is used, the Adviser will have the responsibility to evaluate and recommend to the Manager Sub-Advisers to manage the assets of a Fund. It will also have the authority to allocate and, when appropriate, reallocate the Fund's assets among Sub-Advisers. The Adviser will not have any authority to select any Sub-Adviser.

5.   Applicants request an order to permit the Manager, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to Sub-Advisory Agreements and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund, the Manager or the Adviser, other than by reason of serving as a Sub-adviser to the Fund ("Affiliated Sub-Adviser"). The Applicants also are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirement that the Investment Advisory Agreement be approved by the shareholders of the relevant Funds.

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[4] Currently the Trust offers the Neuberger Berman Absolute Return Multi-Manager Fund (the "NB ARMM Fund"), which seeks capital appreciation with an emphasis on absolute return. The Manager and Adviser have entered into a sub-advisory agreement ("Sub-Advisory Agreement") with the following Sub-Advisers for the NB ARMM Fund: The Boston Company Asset Management, LLC, Cramer Rosenthal McGlynn, LLC, GAMCO Asset Management Inc., Levin Capital Strategies, L.P., MacKay Shields LLC, Sound Point Capital Management, L.P., Turner Investments, L.P., and Visium Asset Management, LP.

6.   Applicants also request an exemption from certain disclosure provisions described below that may require the Funds to disclose fees paid by the Manager to each Sub-Adviser. Applicants seek an order to permit each Fund to disclose (as both a dollar amount and as a percentage of the respective Fund's net assets): (a) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Adviser or Affiliated Sub-Adviser will provide separate disclosure of any fees paid to such Adviser or Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act'). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and,

if a change in the advisory fee is proposed, the existing and proposed fees and the difference

between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require

that a registered investment company to include in its financial statement information about

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.   Applicants assert that the shareholders will rely on the Adviser's expertise to select

one or more Sub-Advisers best suited to achieve a Fund's investment objectives. Applicants

assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially

equivalent to that of the individual portfolio managers employed by traditional advisory firms.

Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would

subject a Fund to unnecessary expenses and delays associated with conducting a formal proxy

solicitation. Applicants note that the Management Agreement, Investment Advisory Agreement,

and any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain subject to section

15(a) of the Act and rule 18f-2 under the Act.

7.   If a new Sub-Adviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

8.   Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-

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[5]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisors' fees to the public. If one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund relying on the requested order will hold itself out to the public as utilizing the Manager of Managers Structure described in the application. The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement. The role of the Adviser, if any, will also be disclosed.

3.   Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Manager, the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager, and if applicable, the Adviser, on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9. Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager, and if applicable, the Adviser.

10. The Manager will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will, either alone or together with a Fund's Adviser: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund's assets; (c) allocate and, when

appropriate, reallocate each Fund's assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund's investment objective, policies and restrictions.

11.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Manager or Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Manager or the Adviser or any entity that controls, is controlled by, or is under common control with the Manager or the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary